FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 8, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 8, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES 2008 FIRST QUARTER FINANCIAL RESULTS

Vancouver, British Columbia – May 7, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces financial results for the three-month period ended March 31, 2008. Commencing this quarter, Norsat will report all financial results in U.S. dollars unless otherwise stated.

First Quarter 2008 Summary

•

Revenue was $2.9 million, compared to $3.8 million in Q1 2007

•

Gross margin was 51%, compared to 53% in Q1 2007

•

Operating expenses were $1.6 million, compared to $1.4 million in Q1 2007.

•

Net earnings were $0.01 million or $0.00 per share, compared to net earnings of $0.5 million, or $0.01 per share in Q1 2007

•

Improved working capital from $4.9 million in December 2007 to $6.4 million in Q1 2008

•

Paid off the final outstanding tranche of the company’s $0.5 million line of credit

•

Cash and cash equivalents of $1.4 million, compared to $0.7 million at 2007 year end

•

Awarded NATO Basic Ordering Agreement for the company’s OmniLink and GLOBETrekker portable terminals as well as its suite of microwave products

•

Launched Spanish and Portuguese language versions of LinkControlTM, the company’s portable satellite system user interface

•

Opened research and development facility in Daejeon Metropolitan City, South Korea

•

Opened regional office in Fortaleza, Brazil

“During the quarter we continued to make progress on our strategy of developing new products and expanding our geographic reach,” said Dr. Amiee Chan, president and CEO, Norsat International Inc.  “With the opening of our Korea office, we have established a concrete footprint in a major centre for innovation and development. Through this investment, we are well-placed to capitalize on new technologies being developed in the Asia-Pacific region. In addition, our NATO Basic Ordering Agreement is a strategic platform that will greatly expand our presence in the global military sector, and we hope to sell additional OmniLink and GLOBETrekker products through this procurement vehicle.”

Dr Chan continued “While Q1 was a challenging quarter from a financial results perspective, we expect sales to regain momentum in the latter half of the year.  Demand for our products remains strong. With our solid customer relationships and the technology leadership of our portable satellite terminals, we are well positioned to win additional sizable orders from the U.S. military. Longer term, we will continue working to grow our suite of technology and associated services, extend our global reach and expand into new market verticals.”

Financial Review

Revenue was $2.9 million for Q1 2008, down from $3.8 million in Q1 2007.  The year-over-year decline was primarily a result of lower satellite system sales during the quarter, as Norsat exhausted its U.S. military Indefinite Delivery Indefinite Quantity procurement vehicle, and the military did not issue the expected follow-on contract within Q1. Revenue from the company’s Satellite Systems segment was $1.0 million, down from $1.5 million in Q1 2007, and revenue from the Microwave Products segment was in line with the company’s expectations for the quarter at $2.0 million, slightly down from $2.3 million in Q1 2007.

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Norsat’s overall gross margin for Q1 2008 was 51%, compared to 53% in Q1 2007. Gross margin for Norsat’s Microwave Products segment was 43% in Q1 2008, compared to 46% in 2007, and gross margin for the company’s Satellite Systems segment increased to 67% in Q1 2008 from 63% in 2007.

Operating expenses for Q1 2008 increased to $1.6 million from $1.4 million in Q1 2007. The year-over-year increase was driven primarily by the company’s planned investment in personnel and resources to support growth and accelerate its product development timeline. Most notably, selling general and administrative expenses increased to $1.3 million from $1.1 million in 2007, reflecting additional expenses associated with the company opening its Korean research and development center in January 2008.  Overall, Norsat remains committed to controlling costs, and over the long-term expects to maintain operating expenses below 50% of revenue.

For Q1 2008, net earnings were $0.01 million, or $0.00 per share, compared to net earnings of
$0.5 million or $0.01per share in Q1 2007.

Cash used by operating activities was $0.2 million, compared to $0.5 million the previous year. During the quarter, Norsat paid off its $0.5 million line of credit and recorded $1.4 million in proceeds from the exercise of three million warrants at an exercise price of $0.48.  As at March 31, 2008, Norsat had cash of $1.4 million, compared to $0.7 million as at December 31, 2007. In Q1 2008, Norsat’s working capital improved to $6.4 million from $4.8 million as at December 31, 2007.

At quarter end, the total shares issued and outstanding were 53,605,705.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on May 7, 2008 at 5:00 p.m. Eastern Time. To access the conference call by telephone, dial 647-427-3420 or 1-888-300-0053. The conference call reference number is 45767063. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.  A replay of the conference call will be available at www.norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Eugene Syho

Kristen Dickson

Chief Financial Officer

The Equicom Group

Tel: 604-821-2838

Investor Relations

Email: esyho@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

2

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the quarter ended March 31, 2008, and the Management Discussion and Analysis for the quarter ended March 31, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

3

Norsat International Inc.

Consolidated Balance Sheets

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	March 31,	December 31,
	2008	2007

Assets (note 5)
Current assets:
Cash	$1,355,174	$686,508
Short-term investments	37,319	100,512
Accounts receivable	1,917,009	3,432,050
Inventories	4,656,318	4,190,232
Prepaid expenses and other	124,025	116,289
	8,089,845	8,525,591

Long-term prepaid expenses and other	9,742	10,088
Property and equipment	937,640	991,985
	$9,037,227	$9,527,664

Liabilities and Shareholders' Equity
Current liabilities:
Operating line of credit (note 5)	$-	$500,012
Accounts payable	677,221	1,281,186
Accrued liabilities	746,076	1,562,693
Deferred revenue	285,113	329,968
	1,708,410	3,673,859

Long-term deferred revenue	60,994	56,635

Shareholders' equity:
Share capital (note 6)	37,379,345	35,342,663
Contributed surplus (note 6)	3,538,575	4,147,433
Accumulated other comprehensive income	1,059,138	1,306,800
Deficit	(34,709,235)	(34,999,726)
	7,267,823	5,797,170
	$9,037,227	$9,527,664
Commitments (note 12)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations, Deficit and Comprehensive (Loss) Income

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended March 31,
	2008	2007

Sales	$2,928,547	$3,762,471
Cost of sales	1,438,926	1,774,229
	1,489,621	1,988,242
Expenses:
Selling, general and administrative	1,303,096	1,119,535
Product development	185,055	223,043
Amortization	89,702	64,056
	1,577,853	1,406,634
Net (loss) earnings for the period before other (income) expenses	(88,232)	581,608
Other (income) expenses (note 7)	(93,327)	119,883
Net earnings for the period	5,095	461,725
Deficit, beginning of period	(34,999,726)	(36,413,522)
Transitional adjustment on adoption of CICA 3031 (note 3)	285,396	-

Deficit, end of period	$(34,709,235)	$(35,951,797)

Net earnings for the period	$5,095	$461,725

Other comprehensive income:
Currency translation adjustment (note 3)	(247,662)	122,135

Comprehensive (loss) income for the period	$(242,567)	$583,860

Net earnings per common share - basic and diluted (note 8)	$0.00	$0.01

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statement of Accumulated Other Comprehensive Income

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	March 31,	December 31,
	2008	2007
Accumulated other comprehensive income, beginning of period	$ 1,306,800	$ 553,910

Currency translation adjustment (note 3)	(247,662)	752,890
Accumulated other comprehensive income, end of period	$ 1,059,138	$ 1,306,800

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended March 31,
	2008	2007

Cash provided by (used in):
Operations:
Net earnings for the period	$5,095	$461,725
Items not involving cash:
Amortization	89,702	64,056
Interest accreted on long-term debt and deferred finance cost amortization	-	58,286
Foreign exchange (gain)	(31,463)	(10,417)
Stock-based compensation	21,754	24,402
Other non-operating item - government contributions	(99,550)	-
Changes in non-cash working capital (note 10)	(244,524)	(1,049,971)
Cash used in operations	(258,986)	(451,919)
Investments:
Short-term investments	61,052	-
Purchase of property and equipment	(69,024)	(32,546)
Cash used in investment activities	(7,972)	(32,546)
Financing:
Payment on convertible debt	-	(1,970,902)
Payment on the operating line of credit	(500,000)	-
Proceeds from short term loan	-	1,014,932
Proceeds from exercise of warrants	1,384,737	-
Proceeds from government contributions	39,088	-
Proceeds from private placement	-	398,513
Cash provided by (used in) financing activities	923,825	(557,457)
Effect of change in exchange rates on cash	34,041	9,749
Effect of foreign currency translation on cash	(22,242)	(892)
Increase (decrease) in cash	668,666	(1,033,065)

Cash, beginning of period	686,508	1,538,734

Cash, end of period	$1,355,174	$505,669

Supplemental cash flow and other disclosures (note 10)

See accompanying notes to consolidated financial statements